SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ALBIREO PHARMA, INC.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

01345P 106

(CUSIP Number)

Adrian Kemp

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge, CB2 0A

United Kingdom

+ 44 20 7604 8000

(Name, address and telephone number of Person Authorized to Receive Notices and Communications)

December 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01345P 106	Schedule 13D	Page 2 of 7

1	Name of reporting person: AstraZeneca PLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (joint filers)
3	SEC use only
4	Source of funds: OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: United Kingdom
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power: 508,141 shares[1]
	8	Shared Voting Power: 0 shares
	9	Sole dispositive power: 508,141 shares
	10	Shared dispositive power: 0 shares
11	Aggregate amount beneficially owned by each reporting person: 508,141 shares
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11): 5.71%[2]
14	Type of reporting person: OO

[1]	Represents shares held directly by AstraZeneca AB, a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and AstraZeneca AB may each be deemed to have sole voting and dispositive power over the shares.
[2]	The percentage ownership was calculated based on 8,899,451 shares of common stock outstanding as of November 1, 2017 as reported in Albireo Pharma, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

CUSIP No. 01345P 106	Schedule 13D	Page 3 of 7

1	Name of reporting person: AstraZeneca AB
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (joint filers)
3	SEC use only
4	Source of funds: OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Sweden
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power: 508,141 shares[3]
	8	Shared Voting Power: 0 shares
	9	Sole dispositive power: 508,141 shares
	10	Shared dispositive power: 0 shares
11	Aggregate amount beneficially owned by each reporting person: 508,141 shares
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11): 5.71%[4]
14	Type of reporting person: OO

[3]	See footnote 1.
[4]	See footnote 2.

CUSIP No. 01345P 106	Schedule 13D	Page 4 of 7

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on November 14, 2016 (the “Schedule 13D”) by the Reporting Persons relating to the common stock of the Issuer. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Items 4 and 5 of the Schedule 13D are hereby amended as follows:

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On December 1, 2017, AstraZeneca AB sold 500,000 shares in the open market for a price of $21.40 per share. The Reporting Persons intend to continue to review their investment in the Issuer on an ongoing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation: purchasing additional shares of Common Stock; selling shares of Common Stock; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) below in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)-(b):

Number of shares of Common Stock beneficially owned:

AstraZeneca PLC	508,141 shares
AstraZeneca AB	508,141 shares

Percent of class:

AstraZeneca PLC	5.71%
AstraZeneca AB	5.71%

(The percentage ownership was calculated based on 8,899,451 shares of common stock outstanding as of November 1, 2017 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017).

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

AstraZeneca PLC	508,141 shares
AstraZeneca AB	508,141 shares

(ii)	Shared power to vote or to direct the vote:

AstraZeneca PLC	0 shares
AstraZeneca AB	0 shares

CUSIP No. 01345P 106	Schedule 13D	Page 5 of 7

(iii)	Sole power to dispose or to direct the disposition of:

AstraZeneca PLC	508,141 shares
AstraZeneca AB	508,141 shares

(iv)	Shared power to dispose or to direct the disposition of:

AstraZeneca PLC	0 shares
AstraZeneca AB	0 shares

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the shares of the common stock during the past 60 days.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock.

CUSIP No. 01345P 106	Schedule 13D	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2017	ASTRAZENECA PLC

	By:	/S/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary

Date: December 11, 2017	ASTRAZENECA AB

	By:	/S/ Jan-Olof Jacke
	Name:	Jan-Olof Jacke
	Title:	President

Schedule A

Transactions in the Common Stock during the past sixty days.

Date of Purchase/Sale	Shares Purchased /(Sold)	Price ($)
AstraZeneca AB
December 1, 2017	500,000	$21.40